SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2012

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) is furnishing under the cover of Form 6-K:

Exhibit 99.1 – Press Release dated May 21, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In

Name:	Kim, Jung In

Title:	Vice President

Date: May 21, 2012

Exhibit 99.1

167 Samseong-dong, Gangnam-gu, Seoul, 135-791, Korea	Tel : 82-2-3456-4266~7 Fax : 82-2-3456-4299

Press Release

SEOUL, Korea — May 21, 2012 — Korea Electric Power Corporation (“KEPCO”) (NYSE: KEP) has filed its audited consolidated financial statements for the fiscal year ended December 31, 2011 on its annual report on Form 20-F with the U.S. Securities and Exchange Commission on April 30, 2012. KEPCO will provide its shareholders with a hard copy of such audited consolidated financial statements contained in Form 20-F free of charge upon request, which can be made by sending a request using the contact information provided below. Moreover, the complete annual report on Form 20-F will be also available on KEPCO’s website at http://www.kepco.co.kr/eng > Investor Relations > Filing & News.

About KEPCO

KEPCO is an integrated electric utility company engaged in the transmission and distribution of electricity in Korea. Through its six wholly-owned generation subsidiaries, KEPCO generates substantially all of the electricity produced in Korea. Under relevant laws of Korea, the Korean government is required to own at least 51% of KEPCO’s capital. As of December 31, 2011, the Korean government maintained a 51.1% ownership of KEPCO’s outstanding common shares by direct and indirect holdings. KEPCO derives substantially all its revenues and profit from Korea, and substantially all of its assets are located in Korea.

Safe Harbor Statement

This press release is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any securities or as a confirmation of any transaction. All data and other information are not warranted as to completeness or accuracy and are subject to change without notice.

For further information, contact

Korea Electric Power Corporation

Finance Department

Ms. Cecilia Oh, +82-2-3456-4266

cecilia@kepco.co.kr

Ms. Younseung Lee, +82-2-3456-4267

winstraight@kepco.co.kr